News Release
Sustainable Growth

HARVEST ENERGY ANNOUNCES FOURTH QUARTER AND FULL YEAR 2009 FINANCIAL AND OPERATING RESULTS

Calgary, Alberta – March 8, 2010 – Harvest Energy Trust (“Harvest”) (TSX:HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) today announces the release of its fourth quarter and year ended December 31, 2009 financial and operating results.  The audited financial statements, notes and MD&A pertaining to the year ended December 31, 2009 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca on the ‘Investor Information – Financial and Public Documents’ page.  All figures reported herein are Canadian dollars unless otherwise stated.

2009 Highlights:
•
Cashflow from operating activities for the year ended December 31, 2009 decreased to $473.6 million, compared to $655.9 million in the prior year, as a $502.6 million decline in the contribution from upstream operations was substantially offset by a $263.6 million reduction in the cash settlements on price risk management contracts, a $25.3 million increase in contribution from downstream operations and a $28.2 million reduction in cash interest expense;

•
Upstream operations contributed $443.3 million of cashflow, down from $945.9 million in the prior year, reflecting the year-over-year drop in commodity prices, an 8% reduction in production and partially offset by lower operating costs;

•	Upstream capital spending of $186.3 million was focused on drilling 107 wells and maintaining our enhanced oil recovery efforts. This was offset by net divestments of $62.1 million;

•	Downstream operations contributed $108.9 million of cashflow reflecting improved refining margins and lower operating costs offset by lower throughput and a planned major turnaround;

•
Capital expenditures in our downstream operations totaled $43.9 million focused on small, attractive investment opportunities and approximately $11 million of preliminary engineering on the Debottleneck Projects;

•
Declared distributions totaling $164.8 million ($1.00 per Trust Unit) reflects an 35% payout ratio based on cashflow from operating activities and 34% payout ratio if asset retirement expenditures and non-cash working capital are excluded from the cashflow.

Fourth Quarter Highlights:
•
Cashflows in the fourth quarter of $77.0 million were 58% lower than the $183.7 million for the fourth quarter 2008.  The decrease is due to an increase in working capital as compared to a reduction in the prior year;

•
Upstream capital spending in the fourth quarter decreased to $31.7 million, from $83.0 million in the same quarter last year due to restricted investment activity. Harvest drilled 19 wells (11.4 net) in the fourth quarter with a 95% success ratio compared to 82 wells (48.0 net) in the fourth quarter 2008;

•
In the fourth quarter 2009, refinery throughput averaged 75,814 bbl/d, compared to 102,500 bbl/d in the fourth quarter of 2008, which reflected a planned crude and platformer maintenance slowdown in the quarter. Refining margins were US$6.55/bbl compared to US$3.93/bbl in the fourth quarter of 2008;

•	Declared distributions of $9.1 million ($0.05 per Trust Unit) representing 12% of cashflow from operating activities.

KNOC Acquisition:
•
On October 21, 2009, Harvest entered into an Arrangement Agreement (the “Arrangement”) with Korea National Oil Corporation (KNOC) for the purchase of all of the issued and outstanding Trust Units of Harvest at a price of C$10.00 per Trust Unit for an aggregate cash consideration of approximately $1.8 billion plus the assumption of approximately $2.3 billion of debt.  The Arrangement closed December 22, 2009 with the acquisition of all the issued and outstanding trust units by KNOC’s Canadian subsidiary, KNOC Canada Ltd.  As a result of the acquisition, Harvest trust units were delisted from both the Toronto Stock Exchange and the New York Stock Exchange before the end of 2009;

HARVEST ENERGY PRESS RELEASE	Page 2 of 6	March 8, 2010

•
In conjunction with the acquisition, a new Board of Directors was assembled. The Board is comprised of  Dr. Seong Hoon Kim as Chairman as well as Hong Geun Im, John Zahary, Bill Friley, Bill Robertson, Dennis Balderston, Richard Harris and Chang Koo Kang. Kyungluck Sohn joined Harvest as Chief Financial Officer, Jongwoo Kim was appointed VP, Business Planning and Corporate Secretary and Brian Kwak was appointed VP, Oilsands and Deputy COO, Upstream;

•
Concurrent with closing the Arrangement, KNOC purchased an additional 60 million trust units at C$10 per unit. Harvest repaid approximately $600 million of existing bank indebtedness and entered into an amended $600 million credit facility with a syndicate of lenders;

•
In accordance with the indentures governing Harvest’s 7 7/8% Senior Notes and Convertible Debentures, KNOC made an offer in January to re-purchase these securities at a price of 101% of the principal amount plus accrued and unpaid interest. Approximately $156.4 million face value of the previous outstanding $914 million convertible debentures (17%) and US$40.4 million face value of the previous outstanding senior notes (16%) accepted the offer;

•
Harvest expects that holders would no longer want to convert debentures as the conversion price of C$10 cash replaced the conversion into trust units. A holder who converts any Debentures today will receive, in exchange for their converted Debentures, a cash payment that is less than the principal amount converted.  Holders of Debentures are urged to consult their own financial advisors with respect to any conversion or other investment decisions in respect of their Debentures;

•	On January 29, 2010, KNOC agreed to make an additional capital contribution to Harvest of approximately $465.7 million, the proceeds of which was used to repay existing bank indebtedness.

Financial & Operating Highlights
The table below provides a summary of Harvest's financial and operating results for the twelve month periods ended December 31, 2009 and 2008.

	Three Months Ended		Twelve Months Ended
FINANCIAL ($000s except where noted)	Dec. 31, 2009	Dec 31, 2008	Dec. 31, 2009	Dec 31, 2008	2008 to 2009 % Change
Revenue, net(1)	$853,139	$892,739	$3,139,085	$5,489,364	(43%)

Cashflow From Operating Activities	76,999	183,740	473,602	655,887	(28%)
Per trust unit, basic	$0.41	$1.18	$2.73	$4.29	(36%)
Per trust unit, diluted	$0.41	$1.10	$2.72	$4.05	(33%)

Net income (loss)(2)	(13,022)	78,640	(935,634)	212,019	(541%)
Per trust unit, basic	$(0.07)	$0.50	$(5.38)	$1.39	(517%)
Per trust unit, diluted	$(0.07)	$0.50	$(5.38)	$1.39	(517%)

Distributions declared	9,113	140,646	164,770	551,325	(70%)
Distributions declared, per trust unit	0.05	0.90	$1.00	$3.60	(72%)
Distributions declared as a percentage of Cashflow From Operating Activities	12%	77%	35%	84%	(58%)

Bank debt			428,017	1,226,228	(65%)
7 7/8% Senior Notes			259,119	298,210	(13%)
Convertible debentures(3)(4)			837,870	827,759	1%
Total financial debt(3)			1,525,006	2,352,197	(35%)

Total assets			4,404,912	5,745,407	(23%)

(1)	Revenues are net of royalties

(2)
Net Income (Loss) includes a future income tax recovery of $28.0 million (2008 - $108.6million) and an unrealized net loss from risk management activities of $37.9 million (2008 - net gains of $185.9 million) for the year ended December 31, 2009.  Please see Notes 18 and 20 to the Consolidated Financial Statements for further information.

(3)	Includes current portion of 7 7/8% Senior Notes.
(4)	Includes current portion of Convertible Debentures.

HARVEST ENERGY PRESS RELEASE	Page 3 of 6	March 8, 2010

	Three Months Ended		Twelve Months Ended
	Dec. 31, 2009	Dec 31, 2008	Dec. 31, 2009	Dec 31, 2008	2008 to 2009 % Change

PETROLEUM & NATURAL GAS OPERATIONS

Production
Light to medium oil (bbl/d)	23,281	25,088	23,651	25,093	(6%)
Heavy oil (bbl/d)	9,491	11,306	10,261	12,162	(16%)
Natural gas liquids (bbl/d)	2,714	2,770	2,718	2,624	4%
Natural gas (mcf/d)	83,610	96,079	90,097	96,315	(6%)
Total daily sales volumes (boe/d)(1)	49,421	55,177	51,646	55,932	(8%)

Cash capital expenditures	31,720	82,975	186,276	271,312	(31%)

Operating Netback($/boe)(2)
Revenue	55.94	$46.99	$47.02	$75.39	(38%)
Royalties	(8.87)	(7.08)	(6.84)	(12.14)	(44%)
As a percent of revenue	15.8%	15.1%	14.5%	16.1%	(10%)
Operating Expense	(13.57)	(16.19)	(13.72)	(14.70)	(7%)
Transportation & Marketing Expense	(0.69)	(0.64)	(0.75)	(0.66)	14%
Operating Netback(2)	$32.81	$23.08	$25.71	$47.89	(46%)

DOWNSTREAM OPERATIONS

Average daily throughput (bbl/d)	75,814	102,500	83,939	103,497	(19%)
Average Refining Margin (US$/bbl)	$6.55	$3.93	$9.12	$7.16	27%

Cash capital expenditures	9,097	24,317	43,875	56,162	(22%)
(1)
A boe conversion ratio of six thousand cubic feet per barrel (6mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)	This is a non-GAAP measure, please refer to “Non-GAAP Measure” in this MD&A.

President’s Message

During 2009, we saw a dramatic repositioning of Harvest with the year end acquisition of Harvest trust units by Korea National Oil Corporation (KNOC). Concurrent with the acquisition of the outstanding trust units, Harvest issued an incremental $600 million of shares to KNOC that allowed bank debt to be reduced by the same amount. In early 2010, we also issued an incremental $466 million of equity to KNOC; further reducing bank debt in advance of the required change-of-control offers to holders of the senior notes and convertible debentures. With the improved balance sheet and the elimination of the distribution, as well as an attractive asset base with identified growth opportunities, Harvest is well-positioned as a growth-oriented integrated oil company in Canada.

We have continued to focus on assets that have strong cashflow characteristics, and the opportunity for enhancement through cost-effective and sophisticated operational practices. Today we are fortunate to have a unique asset base that offers significant future upside cashflow potential in both our upstream and downstream businesses.

Ultimately, our employees and unique assets will be the key to our success as the markets change and provide new challenges and opportunities. Throughout 2009 and into 2010, we remain focused on value creation within our asset base and the pursuit of our sustainable growth strategy.

Currently, the economic environment for Harvest is varied with relatively strong crude oil and NGL prices offset by weaker natural gas prices and refining margins. We anticipate that we will continue to experience a volatile commodity price environment through 2010. In light of attractive investment opportunities in the asset base and with an improved balance sheet, we have increased our capital expenditure expectations for 2010 in both the upstream and downstream businesses.

HARVEST ENERGY PRESS RELEASE	Page 4 of 6	March 8, 2010

Reserves
At December 31, 2009, Harvest’s proved plus probable reserves were 199.5 mmboe, compared to 219.9 mmboe at December 31, 2008.  Based on average 2009 production Harvest has maintained a reserve life of 10.6 years.
	As at December 31, 2009		As at December 31, 2008
RESERVES (mmBOE)(1)	Gross	Net	Gross	Net
Proved reserves	140.3	122.5	154.3	132.6
Probable reserves	59.2	50.3	65.7	54.7
Total proved plus probable (P+P) reserves(2)	199.5	172.9	219.9	187.2
(1)	A summary of Harvest’s 2009 reserves is included in a separate press release issued March 8 2010.
(2)	Columns may not add due to rounding.

Upstream Segment

The operational performance of Harvest’s upstream business in 2009 was outstanding in a number of areas. Our production volume exceeded expectations with lower than expected operating costs. Our performance is highlighted by our gas exploration and development success in west central Alberta, ongoing technology-driven horizontal well development in southeastern Saskatchewan and the successful implementation of enhanced recovery in world class oil pools such as the Hay River oilfield in northeastern British Columbia.

With the addition of three new wells in 2009, production at our Chedderville area exceeded 2,500 boepd late in the third quarter and averaged over 2,100 boepd for the year. This Ostracod gas and NGL exploration prospect was identified in 2006 and the first exploratory well was drilled in 2007. The company has also recently identified Cardium oil opportunities on the same land with the first horizontal well spud in early 2010.

At Hay River, 2009 average production was just over 5,400 boepd compared to 4,600 boepd in 2008 reflecting the positive impact of our enhanced water injection and Q1 drilling program. Our capital program for 2009 resulted in the drilling of 45 wells, 23 of which were either water source or water injection wells which we expect will further enhance our oil recovery from this large medium gravity oil pool.

While those are only a few of the highlights of our upstream program, they demonstrate the type of opportunity inherent in our asset base and the technologically advanced capability of our organization to enhance the performance of our assets. Our focus remains on our upstream oil and gas assets and our sustainable growth strategy where we continuously strive to enhance recovery of our reserves in order to maximize the value of our assets.

For the upstream operations, our capital spending plan for 2010 has been set at $320 million with a focus on oil projects. We expect to have an active drilling program with approximately 190 wells to be drilled over the course of the year. We also plan to continue with EOR projects in our larger oil reservoirs at Hay River, Bellshill Lake, Wainwright and Suffield with planned spending of $26 million. We expect our EOR projects to reduce decline rates for an extended period with improved recoveries due to maintaining reservoir pressures and bolstering of traditional water flood projects with the introduction of chemical enhancements, such as alkaline surfactant polymers. Our continued focus on reservoir management and an increased level of drilling activity will likely result in increasing production volumes through the year. We also continue to be well positioned with coal bed methane, heavy oil and oil sands opportunities as technologies develop.

We anticipate that our upstream production will average approximately 36,000 bbls/d of liquids and 80,000 mcf/d of natural gas (approximately 50,000 boe/d). Light and medium gravity oil, including natural gas liquids, is expected to represent approximately 55% of our total production in 2010 with heavy oil and natural gas accounting for 18% and 27%, respectively.  We continue to focus on operating costs and G&A costs and to pursue opportunities to reduce costs given the less active investment environment.  For 2010, we are projecting our operating costs to be approximately $14.00 per boe and general and administrative costs to be approximately $1.80 per boe.

HARVEST ENERGY PRESS RELEASE	Page 5 of 6	March 8, 2010

Downstream Segment

The downstream refining and marketing segment operates in Newfoundland and Labrador. This second  component of our asset base provides vertical integration for our upstream crude oil business and a natural hedge for our crude oil quality discounts.

The downstream business is exposed to the margins between the price of the refined products we sell and the price of feedstocks we purchase and process. In 2009, refining margins in the first half of the year were very attractive due to large sour crude oil discounts and strong finished product margins, resulting in a significant increase in cashflow from operations relative to the first half of 2008.

Operationally, the refinery’s performance throughout the year was strong.  A major planned turnaround was successfully completed during the second quarter, expanding our hydrocracking capacity by an additional 1,000 barrels per stream-day.  Operations in the third quarter resulted in throughputs similar to the first quarter; however, margins were considerably reduced.  Fourth quarter margins were also weak, and Harvest took advantage of this to reduce throughputs and complete maintenance activities.

In November 2009, North Atlantic Refining Limited and Vitol Refining S.A. (“Vitol”) entered into an amended Supply and Offtake Agreement (“SOA”).  The amended terms of this 2-year evergreen SOA provide enhanced product sales pricing formulas, expanded working capital financing access, and reduced working capital financing costs.

During 2009, we made considerable progress toward the suite of Debottleneck Projects. This suite of projects is estimated to cost a total of approximately US$310 million through 2010 and 2011 and has compelling economics. It involves the licensing and incorporation of demonstrated and mature process technologies into existing processes to capture additional capacities, enhanced yields and reduced expenses.  We spent approximately US$11 million advancing these projects during 2009.

In early 2010, a pump in the hydrocracking unit at our refinery failed resulting in a fire. This fire was successfully extinguished in a few hours in a safe manner. Unfortunately, the fire combined with weak margins resulted in the refinery having reduced throughput. A decision was made to shut down the entire refinery during the repairs so we could advance timing of routine maintenance and turnaround activities previously planned for later in the year. The refinery is expected to be fully operational by the end of March.

Our 2010 capital spending will be directed to maintenance activities and discretionary investments to improve reliability, increase throughput, enhance margins and reduce operating costs.  We anticipate spending approximately $150 million on capital projects and an incremental $60 million on catalyst and turnaround costs. We expect an average throughput for 2010 of 90,000 bpd of feedstock with a refined product yield of 45% distillates, 30% gasoline and 25% HSFO. We expect that operating costs and purchased energy costs will aggregate to $6.09 per bbl.

Health, Safety & Environment

Harvest is a recognized leader in business and operations activities. We have consistently maintained a disciplined approach in health, safety and environmental issues and remain committed to operating in a socially responsible manner. Protecting our people, our partners, our stakeholders and the environment are key elements of our business. We are active throughout the organization and we never forget that safe and environmentally friendly business practices are critical to our social license to operate.

In all aspects of our business, we are committed to minimizing our environmental footprint, being a good and responsible corporate citizen and conducting our affairs in an environmentally and socially responsible manner.

Corporate Profile

Harvest, a wholly-owned subsidiary of KNOC, is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments.  Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business.  Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

HARVEST ENERGY PRESS RELEASE	Page 6 of 6	March 8, 2010

Advisory
Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.  Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes.  For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO

Kari Sawatzky, Investor Relations Associate

Corporate Head Office:

Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB   Canada   T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email:  information@harvestenergy.ca
Website: www.harvestenergy.ca